MYSTICA CANDLE CORP.
136 Bradley Road
Salt Spring Island, BC, Canada  V8K 1J5
(604) 638-2283
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January 9, 2006

Anita Karu
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, DC 20005

RE: Mystica Candle Corp.
    Registration Statement on Form SB-2
    File No. 333-127703
    Amendment No. 3 Filed December 8, 2005

Dear Ms. Karu:

This letter shall serve as the request of Mystica Candle Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, January 10, 2006, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amend, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/s/ Jon Suk
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Jon Suk, President

Via Edgar Filing 1/9/06
Via Fax